SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No.: __)

First India Diversified Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

32056E105
(CUSIP Number)

Roger L. Fidler, Esq.
400 Grove Street
Glen Rock, New Jersey 07452
(201) 445-7399

___________________________________________
(Name Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 17, 2003
(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  [   ].

Note.  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

SCHEDULE 13D

CUSIP No.:     32056E105

1          NAME OF REPORTING PERSONS S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON
            David R. Koos

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2          CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [   ]
                                                                                                                                    (b)  [   ]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS
OO

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [   ]
PURSUANT TO ITEMS 2(d) or 2(e)
Not Applicable

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6          CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7          SOLE VOTING POWER

Number of                                51,000,000

Shares              ----------------------------------------------------------------------------------------

Beneficially                   8          SHARED VOTING POWER

Owned by                                -0-

Each                             ---------------------------------------------------------------------------------------

Reporting Person          9          SOLE DISPOSITIVE POWER

With                                         51,000,000

                                    ---------------------------------------------------------------------------------------

10        SHARED DISPOSITIVE POWER
-0-

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,000,000

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12        CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
86.3%
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14        TYPE OF REPORTING PERSON
IND

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ITEM 1.           SECURITY AND ISSUER

            The class of securities to which this statement relates in the common stock, $0.0001 par value (the "Common Stock") of First India Diversified Holdings, Inc.

1010 University Avenue, Suite 40
San Diego, CA 92103
The phone number is (888) 677-7811

ITEM 2.           IDENTITY AND BACKGROUND

(a)    David R. Koos

(b)   Suite 40, 1010 University Avenue
  San Diego, CA 92103

(c)    Not Applicable

(d)    None

(e)    None

(f)     United States

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The 51,000,000 shares previously owned by VirtuCon, Inc. were sold for cash and notes totaling $285,000.

ITEM 4.           PURPOSE OF TRANSACTION

            To effect a change in control of the corporation.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                        (a)        51,000,000 shares of common stock of the Issuer, which is 83.6% of the total issued and outstanding of the Issuer.

                        (b)        51,000,000 shares under the sole control of the owner of David R. Koos.

            (c)        None

                        (d)        Not Applicable

                        (e)        Not Applicable

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Control person of VirtuCon, Inc., Simon Thurlow, former President of the Issuer, has the right to reacquire a pro rata portion of the securities sold to David R. Koos in the even that the Note is not paid in full.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

            Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 21, 2003

S/David R. Koos David R. Koos